#82-1209

09045841

RECEIVED
2009 APR -9 P 1:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
11-30-08

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

AND

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2008

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 30, 2008

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE TWELVE MONTHS ENDED NOVEMBER 30, 2008
INFORMATION AS OF MARCH 23, 2009 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the year ended November 30, 2008 should be read in conjunction with the November 30, 2008 Consolidated Financial Statements and related notes. The information reported here includes events taking place subsequent to the end of the fiscal year, up to and including March 23, 2009.

DISCUSSION AND ANALYSIS

Since our October 2008 report to you the worldwide financial crisis has deepened, particularly as it affects the metal markets. Mine closures for the base metals, nickel, copper, zinc and lead have continued to take place. Despite the large reduction in supply of these metals - as a consequence of the mine closures - prices have declined and only recently show signs of stabilization. The metal prices for the most part remain below the costs of production except for a few high grade and low cost producers that can satisfy the diminished demand.

When the world's economies begin their rise out of this deep recession, the demand for metals will temporarily be satisfied by the return to production of the now closed mines. Despite the long-term requirement to find more economic mineral deposits to supply the demands of an ever-increasing world population, little financing for exploration for base metals is available at this time. Japan and China have taken a longer view to obtaining the commodities required to sustain their economies.

The worldwide financial crisis is spawning a lack of trust in paper currencies and combined with the inflation of money by means of the printing press, has resulted in a demand for precious metals. The gold and silver markets are robust. Gold exploration is in favor and some financing and joint ventures are taking place.

We were correct in evaluating the Providence Greenstone Belt as a source for diamonds, nickel and VMS base metal deposits. That potential remains and is very much enhanced. The reality is that under the present economic situation it is gold that commands attention.

Our gold properties and new gold discoveries should take precedence while we maintain our base metal and diamond prospects.

GOLD PROPERTIES

Gold deposits are among the most difficult of mineral deposits to find. Their geophysical signatures are subdued and not directly related to gold, but instead are a reflection of the properties of the enclosing geology as opposed to most base metal deposits which are directly related to strong geophysical anomalies. While base metal deposits often have a strong surface color anomaly, which attracts the attention of the explorer, gold deposits are often much less conspicuous and require sampling to detect if gold is present and even then deposits can easily be missed due to the often erratic distribution of gold in rock.

The discovery of gold is always an exciting moment. The history of gold camps with subsequent producing gold mines start with a surface discovery – a good gold assay – and later exploration leads to the definition of deposits. A good gold assay does not guarantee a gold mine, but almost all gold mines are the result of exploration based on the geologic model determined by the initial gold discovery in the area.

GOLD PROPERTIES – PGB

Two new discoveries with high-grade gold assays on our PGB Property is an exciting start for GGL.

The first - only four kilometers from our twenty-man ZIP base camp - was discovered by a GGL geologist late in 2007. The sample collected assayed 0.66 oz/ton (ounces per ton) gold, but this result was received after the exploration season was over. The geologist was led to the area to examine the cause of a weak airborne electromagnetic anomaly.

It was this discovery that alerted us to the potential for additional gold discoveries on the PGB property based on the geology and the related geophysical signature associated with this initial find.

In July 2008 after the snow had melted the discovery area was examined and mapped. Most of the area is covered by glacial till and only about 10% of the area features exposed bedrock. However this was sufficient to see that the geology consists of ultramafic and mafic volcanics, rhyolite volcanics and sediments – a similar geologic setting to the Red Lake gold camp in Ontario. Gold values were found to occur in a shear zone with quartz which cuts mafic volcanics. A silicate-sulfide exhalite horizon (Banded Iron Formation) was identified a short distance west of the shear zone and a contact between the mafic volcanics and sedimentary rocks is nearby.

During the examination a second sample, collected on trend some 300 meters south-southeast of the first discovery, returned an assay of 0.81 oz/ton gold. An airborne magnetic anomaly associated with this north-northwest trending gold area can be traced for a kilometer both north and south of the discovery. A subtle electromagnetic anomaly is within the magnetic anomaly.

Aurora Geosciences Ltd. ("Aurora") of Yellowknife was engaged to evaluate the PGB property for base metals and gold during the 2008 exploration season. They have designated four gold prospects as having high priority for follow-up work and are preparing a budget for the 2009 season.

The second new gold discovery was made near the shore of a small lake ten kilometers east of the ZIP base camp late in the 2008 season by Aurora geologists. The first grab sample assayed 1.245 oz/ton gold and a 0.55 meter channel sample in the same area returned 0.58 oz/ton gold. A sample collected across the lake 125 meters to the north assayed 0.18 oz/ton gold.

Gold occurs in altered mafic volcanics near their contact with sediments, a common setting for greenstone hosted gold deposits.

Again, bedrock exposures are sparse and we were fortunate to make this discovery. This area is a high priority exploration target and will form part of the proposed 2009 exploration program.

The third new area is located near the southern property boundary forty kilometers south of the ZIP base camp. Here, mineralization has been traced intermittently for 5 kilometers. A sample collected in the northern part of the zone, consisting of mafic volcanics near their contact with sediments, and containing arsenopyrite, returned 1.36 grams per tonne (0.039 oz/ton) gold. To the south, the zone features significant acicular arsenopyrite in a mafic volcanic outcrop bordered by a siliceous exhalite horizon. Although no significant gold assays have been returned from this area, it is an intriguing area for further gold exploration. There is very little bedrock exposed in the area but a weak electromagnetic conductor is coincident with a shear zone which extends through both of the above showings. One of Aurora's most experienced consultants regards the gold potential of this area as highly promising.

The fourth area is located 40 kilometers north of the ZIP base camp near the northern property boundary. It was first investigated by Noranda in 1984 following receipt of the results of a grab sample assaying 0.52 oz/ton gold.

#82-1209

GGL DIAMOND CORP.

RECEIVED
2009 APR -9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 30, 2009

GGL Reports on activities for the year ended November 30, 2008

Vancouver, British Columbia – GGL Diamond Corp. (TSXV: GGL) ("GGL"), reports on the activities of the Company for the year ended November 30, 2008 and on events taking place subsequently up to March 23, 2009.

DISCUSSION AND ANALYSIS

Since our October 2008 report to you the worldwide financial crisis has deepened, particularly as it affects the metal markets. Mine closures for the base metals, nickel, copper, zinc and lead have continued to take place. Despite the large reduction in supply of these metals - as a consequence of the mine closures - prices have declined and only recently show signs of stabilization. The metal prices for the most part remain below the costs of production except for a few high grade and low cost producers that can satisfy the diminished demand.

When the world's economies begin their rise out of this deep recession, the demand for metals will temporarily be satisfied by the return to production of the now closed mines. Despite the long-term requirement to find more economic mineral deposits to supply the demands of an ever-increasing world population, little financing for exploration for base metals is available at this time. Japan and China have taken a longer view to obtaining the commodities required to sustain their economies.

The worldwide financial crisis is spawning a lack of trust in paper currencies and combined with the inflation of money by means of the printing press, has resulted in a demand for precious metals. The gold and silver markets are robust. Gold exploration is in favor and some financing and joint ventures are taking place.

We were correct in evaluating the Providence Greenstone Belt as a source for diamonds, nickel and VMS base metal deposits. That potential remains and is very much enhanced. The reality is that under the present economic situation it is gold that commands attention.

Our gold properties and new gold discoveries should take precedence while we maintain our base metal and diamond prospects.

GOLD PROPERTIES

Gold deposits are among the most difficult of mineral deposits to find. Their geophysical signatures are subdued and not directly related to gold, but instead are a reflection of the properties of the enclosing geology as opposed to most base metal deposits which are directly related to strong geophysical anomalies. While base metal deposits often have a strong surface color anomaly, which attracts the attention of the explorer, gold deposits are often much less conspicuous and require sampling to detect if gold is present and even then deposits can easily be missed due to the often erratic distribution of gold in rock.

The discovery of gold is always an exciting moment. The history of gold camps with subsequent producing gold mines start with a surface discovery – a good gold assay – and later exploration leads to the definition of deposits. A good gold assay does not guarantee a gold mine, but almost all gold mines are the result of exploration based on the geologic model determined by the initial gold discovery in the area.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

GOLD PROPERTIES – PGB

Two new discoveries with high-grade gold assays on our PGB Property is an exciting start for GGL.

The first - only four kilometers from our twenty-man ZIP base camp - was discovered by a GGL geologist late in 2007. The sample collected assayed 0.66 oz/ton (ounces per ton) gold, but this result was received after the exploration season was over. The geologist was led to the area to examine the cause of a weak airborne electromagnetic anomaly.

It was this discovery that alerted us to the potential for additional gold discoveries on the PGB property based on the geology and the related geophysical signature associated with this initial find.

In July 2008 after the snow had melted the discovery area was examined and mapped. Most of the area is covered by glacial till and only about 10% of the area features exposed bedrock. However this was sufficient to see that the geology consists of ultramafic and mafic volcanics, rhyolite volcanics and sediments – a similar geologic setting to the Red Lake gold camp in Ontario. Gold values were found to occur in a shear zone with quartz which cuts mafic volcanics. A silicate-sulfide exhalite horizon (Banded Iron Formation) was identified a short distance west of the shear zone and a contact between the mafic volcanics and sedimentary rocks is nearby.

During the examination a second sample, collected on trend some 300 meters south-southeast of the first discovery, returned an assay of 0.81 oz/ton gold. An airborne magnetic anomaly associated with this north-northwest trending gold area can be traced for a kilometer both north and south of the discovery. A subtle electromagnetic anomaly is within the magnetic anomaly.

Aurora Geosciences Ltd. ("Aurora") of Yellowknife was engaged to evaluate the PGB property for base metals and gold during the 2008 exploration season. They have designated four gold prospects as having high priority for follow-up work and are preparing a budget for the 2009 season.

The second new gold discovery was made near the shore of a small lake ten kilometers east of the ZIP base camp late in the 2008 season by Aurora geologists. The first grab sample assayed 1.245 oz/ton gold and a 0.55 meter channel sample in the same area returned 0.58 oz/ton gold. A sample collected across the lake 125 meters to the north assayed 0.18 oz/ton gold.

Gold occurs in altered mafic volcanics near their contact with sediments, a common setting for greenstone hosted gold deposits.

Again, bedrock exposures are sparse and we were fortunate to make this discovery. This area is a high priority exploration target and will form part of the proposed 2009 exploration program.

The third new area is located near the southern property boundary forty kilometers south of the ZIP base camp. Here, mineralization has been traced intermittently for 5 kilometers. A sample collected in the northern part of the zone, consisting of mafic volcanics near their contact with sediments, and containing arsenopyrite, returned 1.36 grams per tonne (0.039 oz/ton) gold. To the south, the zone features significant acicular arsenopyrite in a mafic volcanic outcrop bordered by a siliceous exhalite horizon. Although no significant gold assays have been returned from this area, it is an intriguing area for further gold exploration. There is very little bedrock exposed in the area but a weak electromagnetic conductor is coincident with a shear zone which extends through both of the above showings. One of Aurora's most experienced consultants regards the gold potential of this area as highly promising.

The fourth area is located 40 kilometers north of the ZIP base camp near the northern property boundary. It was first investigated by Noranda in 1984 following receipt of the results of a grab sample assaying 0.52 oz/ton gold.

Noranda returned to the property in 1988 and in 1989. Mapping and ground geophysical surveys traced a Banded Iron Formation for four kilometers. Though outcrop exposure is poor they described the iron formation as being 25 to 40 meters wide and consisting of indurated amphibole-rich rock with a friable, garnetiferous, biotite-rich material. Channel samples yielded values of up to 4.11 grams/tonne (0.12 oz/ton) gold and two grab samples from boulders yielded 11.66 grams/tonne (0.34 oz/ton) and 17.93 grams/tonne (0.52 oz/ton) gold. The source of these two high grade boulders was not found.

Aurora's crews examined the area in 2008 and their best sample (from a large frost heaved block of Banded Iron Formation) contained 3.5 grams/tonne (0.102 oz/ton) gold and 11.95% arsenic (occurring as acicular arsenopyrite). The crew also identified a second, larger Banded Iron Formation carrying anomalous gold values west of the area previously investigated by Noranda.

Aurora concluded that this area of mafic volcanics and Banded Iron Formation, also near a sedimentary contact, warrants significant further work. Banded Iron Formations are well recognized hosts for gold both in the Slave Craton and in greenstone belts of the Superior Province in Ontario and Quebec.

GOLD PROPERTIES – MCCONNELL CREEK

The Company's most advanced gold property is the McConnell Creek gold property in British Columbia, acquired in 1981 from the prospectors – Jack Gerlitzky and John Leontowich - who discovered the gold and named the property after themselves, Gerle Gold; a name still reflected in the stock symbol GGL. They staked the first claims in 1947, and in that same year Dr. Bill White of the BC Department of Mines wrote a report on the gold showings and described a strong shear zone up to 50 feet in width. He took twelve channel samples which returned assays ranging from trace to 4.41 oz/ton gold. It was this report that first drew our attention to the property.

Canex, the exploration arm of Placer Development (later Placer Dome) optioned the property from the prospectors in 1953. They completed additional trenches and did some x-ray (a small diameter core) drilling that despite very poor core recovery returned some good gold values. The remoteness of the area at that time and the low price of gold discouraged further work.

Gerle Gold Ltd. (now GGL Diamond Corp.) began work in 1981 just as the price of gold was falling from its all time high of US $850 per ounce. This work traced the shear zone described by Dr. B. White for two kilometers by mapping, and for a total length of 12 kilometers and a width of up to 800 meters, by geophysics.

Lornex optioned the property from GGL in 1984 and drilled a number of holes with some encouraging results but the price of gold continued to fall, recovering only in 1987-88 when GGL continued a trenching and drilling program. This program was the first in which the gold bearing shear zone was adequately sampled by way of a series of trenches blasted into the rock face and from which three separate channel samples were collected. Subsequent sampling in 1988 involved chip sampling of 1 meter x 1 meter panels within the trenches.

A weighted average of gold values was calculated for a series of gold bearing trenches that returned gold values over widths ranging from 1 to 6 meters. Two zones of better gold grades were identified by this sampling. One zone, with a strike length of 145 meters (475 feet) and an average width of 1.8 meters (5.6 feet), averaged 6.79 grams/tonne (0.211 oz/ton) gold. The second zone, traced over a strike length of 30 meters (100 feet) and ending in overburden too thick to trench by hand, averaged 6.79 grams/tonne (0.198

oz/ton) gold over a width of 1 meter (3 feet). The last trench at the edge of deep overburden contained values of 8.0 grams/tonne (0.232 oz/ton) gold over a width of 1.8 meters (5.9 feet).

Various diamond drilling programs within the area of trenching traced the gold mineralization to depths of 250 meters.

In 1990 Placer Dome optioned the property from GGL and attempted trenching of the shear zones in the area of extensive overburden. Few of these trenches encountered bedrock but several widely spaced drill holes were completed and one of these returned 5.25 grams/tonne (0.153 oz/ton) gold over a hole length of 2.25 meters. This intercept, from a subsidiary shear zone west of the main zone hosting the previously described zones of better gold grades, suggests the possibility of enhanced gold grades not only along the known 12 kilometers strike of the main zone but also within the 800 meters width of the shear zone system. Gold values from soil samples collected over the entire shear zone system include many ranging from 200 to 2000 ppb (parts per billion where 1000 ppb = 1 gram), indicative of the significant potential of the system.

The McConnell Creek Gold property has many characteristics of a significant underground (or possibly an open pit) gold deposit but requires extensive additional exploration to define the economic potential of the property.

After 1992 the politics in British Columbia discouraged investment in mineral exploration for ten years. Now, not only is the political climate better but the gold price is high and existing infrastructure includes all weather road access and a hydro electric power line within 11 kilometers of GGL's wholly owned McConnell Property.

The shear zone at McConnell is developed in an amphibolite derived from mafic (basalt) volcanics. This geological unit is unique in that it is significantly older than most of the rocks in this part of British Columbia, being Pennsylvanian to Permian in age. This is in contrast to the copper-bearing zones at the McConnell Property which are hosted by younger (Jurassic and Cretaceous) intrusive rocks and Takla volcanics of late Triassic age.

PGB AREA

SILVER PROSPECTS

During the 2008 sampling program two areas returned significant silver assays. The first of these, located 4.5 kilometers east of ZIP base camp (immediately east of one of the new gold discoveries), assayed 167 grams/tonne (4.8 oz/ton) silver from a boulder containing 20% sulfide minerals including pyrite and pyrrhotite. The second area, 20 kilometers south of ZIP base camp, is in bedrock consisting of folded and altered mafic volcanics and metasediments. Two grab samples assayed 208 grams/tonne (6.06 oz/ton) silver with 0.45 grams/tonne gold and 206 grams/tonne (6.0 oz/ton) silver with 0.53 grams/tonne gold.

BASE METAL PROSPECTS

Aurora documented two primary base metal areas for further work.

The first is located 40 kilometers north of the ZIP base camp. Here, the 2008 VTEM geophysical survey outlined a strong response over a length of 840 meters coupled with an apparently good vertical extent. The mineralization found in this area, which occurs along two parallel, steeply dipping fold limbs up to 170 meters apart, has been traced on surface for a length of 700 meters. Massive to semi-massive sulfides, mainly pyrrhotite with pyrite, chalcopyrite, and sphalerite, are heavily weathered making the collection of fresh, representative samples difficult. Despite this, analytical results have returned up to 5.15% copper, 4.14% zinc, and silver values up to 4.7 oz/ton. The gossanous mineralized zone is hosted by very fine grained, altered felsic volcanic rocks and silica-rich exhalites. Gossan zones in this area appear to be very extensive and may include multiple, stacked, horizons. Aurora recommends additional surface mapping and geophysics prior to drilling.

The second area selected is 12 kilometers south-westerly from the ZIP base camp. Aurora reported that the stratigraphy here is representative of a classic VMS-type setting. The mineralization is dominated by pyrrhotite, with lesser pyrite and minor amounts of chalcopyrite.

In conclusion Aurora states that GGL has very good potential for locating volcanogenic massive sulfide base metal occurrences on the PGB Property and that further work is definitely warranted.

NICKEL PROSPECTS

The 2008 airborne VTEM geophysical survey was selected for its unique ability to detect high conductance anomalies that represent massive to semi-massive pyrrhotite and nickel-bearing sulfides. Seventeen anomalies were selected for further investigation but only two of these target areas were tested by drilling. Target area 61W was found to consist of massive pyrrhotite in sediments rather than in mafic/ultramafic volcanics. The last hole drilled in target area 18 intersected pyrrhotite and pyrite and an area of alteration that remains of extreme interest and warrants additional drilling.

The PGB area includes an exceptional amount of massive to semi-massive pyrrhotite hosted by most rock types including metasediments and felsic and mafic volcanics. This feature is the cause of a large number of high conductance anomalies, most of which would not be expected to be associated with nickel.

That the PGB area can host potentially economic nickel deposits is no longer in doubt due to the nickel discovery made late last year by Arctic Star Diamond Corp. This company reported a drill intercept of 5.1 meters assaying 1.73% nickel, 1.75% copper, 0.17% cobalt plus platinum and palladium values. It is noteworthy that their VTEM target was not a very high conductance anomaly. The geological setting of the Arctic Star property is similar to that of the adjacent GGL claims. We will need to review lower intensity VTEM anomalies associated with this geological setting as we continue the search for nickel deposits.

Sampling in 2008 located a new bedrock exposure of ultramafic composition with one sample assaying 0.33% nickel, 0.27% copper, 0.211 ppm (parts per million) palladium and 0.145 ppm platinum. This is the type of signature we look for to indicate the presence of a potential nickel deposit. Other areas of anomalous copper and nickel assays have been noted and there are also areas with high chrome values.

PGB 2008 EXPLORATION SUMMARY

The 2008 exploration program completed upon the PGB Property of GGL comprised 8,221 line kilometers of airborne VTEM surveying between March 11 and April 26. The mapping and prospecting program consisted of a total of 810 man days between July and mid September. During this time Aurora and GGL personnel collected a total of 828 rock samples thus completing a major part of first pass exploration over the 120 kilometers length of the PGB Property. Many areas still need examination and areas that yielded positive results in 2008 require follow up work.

Overall, the exploration work completed to date has successfully identified a number of areas with potential for gold, base metals, silver and nickel mineralization.

The work completed is in the process of being compiled and documented for purposes of filing assessment work to maintain the PGB claims.

McCONNELL CREEK COPPER

The 2008 exploration program was carried out by Aurora Geosciences Ltd. of Whitehorse. They erected a camp and cut 87.95 kilometers of lines and completed 67.3 kilometers of IP (Induced Polarization) ground geophysical surveys. Under their supervision, three diamond drill holes were completed for a total of 1,073 meters.

One drill hole was completed on the MC copper showing located in the southeast section of the property and averaged 0.384% Cu over 4.45 meters. Two drill holes in the north central area of the property tested the south and north edge of an IP conductor. Disseminated pyrite was encountered to explain the conductor accompanied by some geochemically anomalous copper and gold values. Government restrictions on our drill permit prevented the preparation of new drill sites to test the central part of the zone. The permit restrictions appear to be arbitrary and not based on ground inspection and we expect that this situation can be resolved for future work.

A new copper showing containing bornite was located by GGL's geologist in the south central part of the property. A sample from the outcrop assayed 4.79% Cu, 0.695 grams/tonne Au, and 37 grams\tonne Ag. This is a high priority area for future exploration.

DIAMOND EXPLORATION

The Company signed an Exploration and Option Agreement with Kennecott Canada Exploration Inc. ("Kennecott") an indirect wholly-owned subsidiary of Rio Tinto plc, a leading international mining group headquartered in London, UK. Rio Tinto plc mines diamonds in Africa, Australia and Canada and is a major diamond distributor and explorer.

We are pleased to have concluded an agreement with this prestigious group to explore GGL's CH Project Area ("Property").

The CH Project area contains the MacKay, Courageous, G, Seahorse/Shoe, Starfish and Bone mineral claim areas. The claims lie within an area measuring 60 kilometers east-west by 80 kilometers north-south that starts 30 kilometers west of the Diavik diamond mine.

GGL has granted to Kennecott the sole and exclusive right and option to acquire, subject to Royalties, a 100% interest in the Property, by incurring expenditures of $10,000,000 on or before December 31, 2016, of which $900,000 is a commitment and must be spent on or before December 31, 2011. Kennecott paid GGL $25,000 on signing and in order to exercise the option must pay GGL additional yearly payments beginning in 2013, to total $1,000,000 on or before December 31, 2016.

If Kennecott exercises the Option, Kennecott shall pay to GGL a 1.5% Gross Overriding Royalty with respect to diamonds from the Property and a 1.5% Net Smelter Returns Royalty with respect to all ores, minerals, metals and other materials, other than diamonds.

GGL will carry out Operations under its Land Use Permit, as Kennecott may direct, until such time as the Land Use Permit is transferred to Kennecott.

GGL had previously discovered four kimberlites on the Property one of which, the Bishop kimberlite, is diamondiferous, land based and open to extension beneath a gravity low anomaly.

Prior to the above agreement GGL signed a non-exclusive License Agreement with Kennecott for the use of a data set compiled by GGL for diamond exploration within the Slave Geological Province. In consideration Kennecott has paid GGL a license fee of $100,000. Kennecott has also paid to GGL $50,000 for 500 hours of technical support.

OTHER DIAMOND CLAIMS & LEASES:

The Company regularly reviews its exploration results and relinquishes claims that show little promise. In 2008 the Company reduced its holdings at the New Century Project to 11 leases from 21 leases; and allowed three claims to lapse in the Fishback Project area.

FUTURE PLANS:

Assessment work will be recorded for the Company's wholly owned PGB and McConnell Properties and the Company's core diamond assets at the Doyle and Fishback will also be maintained. The agreement with De Beers in the Doyle area remains in force.

The Company will immediately seek financing by way of a private placement and/or joint ventures to enable it to continue its business requirements and exploration. The Company is free of debt and has reduced its expenses to core requirements.

We anticipate that we will be successful in this endeavor based on our excellent portfolio of mineral prospects.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A Hrkac
President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

Noranda returned to the property in 1988 and in 1989. Mapping and ground geophysical surveys traced a Banded Iron Formation for four kilometers. Though outcrop exposure is poor they described the iron formation as being 25 to 40 meters wide and consisting of indurated amphibole-rich rock with a friable, garnetiferous, biotite-rich material. Channel samples yielded values of up to 4.11 grams/tonne (0.12 oz/ton) gold and two grab samples from boulders yielded 11.66 grams/tonne (0.34 oz/ton) and 17.93 grams/tonne (0.52 oz/ton) gold. The source of these two high grade boulders was not found.

Aurora's crews examined the area in 2008 and their best sample (from a large frost heaved block of Banded Iron Formation) contained 3.5 grams/tonne (0.102 oz/ton) gold and 11.95% arsenic (occurring as acicular arsenopyrite). The crew also identified a second, larger Banded Iron Formation carrying anomalous gold values west of the area previously investigated by Noranda.

Aurora concluded that this area of mafic volcanics and Banded Iron Formation, also near a sedimentary contact, warrants significant further work. Banded Iron Formations are well recognized hosts for gold both in the Slave Craton and in greenstone belts of the Superior Province in Ontario and Quebec.

GOLD PROPERTIES – MCCONNELL CREEK

The Company's most advanced gold property is the McConnell Creek gold property in British Columbia, acquired in 1981 from the prospectors – Jack Gerlitzky and John Leontowich - who discovered the gold and named the property after themselves, Gerle Gold; a name still reflected in the stock symbol GGL. They staked the first claims in 1947, and in that same year Dr. Bill White of the BC Department of Mines wrote a report on the gold showings and described a strong shear zone up to 50 feet in width. He took twelve channel samples which returned assays ranging from trace to 4.41 oz/ton gold. It was this report that first drew our attention to the property.

Canex, the exploration arm of Placer Development (later Placer Dome) optioned the property from the prospectors in 1953. They completed additional trenches and did some x-ray (a small diameter core) drilling that despite very poor core recovery returned some good gold values. The remoteness of the area at that time and the low price of gold discouraged further work.

Gerle Gold Ltd. (now GGL Diamond Corp.) began work in 1981 just as the price of gold was falling from its all time high of US $850 per ounce. This work traced the shear zone described by Dr. B. White for two kilometers by mapping, and for a total length of 12 kilometers and a width of up to 800 meters, by geophysics.

Lornex optioned the property from GGL in 1984 and drilled a number of holes with some encouraging results but the price of gold continued to fall, recovering only in 1987-88 when GGL continued a trenching and drilling program. This program was the first in which the gold bearing shear zone was adequately sampled by way of a series of trenches blasted into the rock face and from which three separate channel samples were collected. Subsequent sampling in 1988 involved chip sampling of 1 meter x 1 meter panels within the trenches.

A weighted average of gold values was calculated for a series of gold bearing trenches that returned gold values over widths ranging from 1 to 6 meters. Two zones of better gold grades were identified by this sampling. One zone, with a strike length of 145 meters (475 feet) and an average width of 1.8 meters (5.6 feet), averaged 6.79 grams/tonne (0.211 oz/ton) gold. The second zone, traced over a strike length of 30 meters (100 feet) and ending in overburden too thick to trench by hand, averaged 6.79 grams/tonne (0.198 oz/ton) gold over a width of 1 meter (3 feet). The last trench at the edge of deep overburden contained values of 8.0 grams/tonne (0.232 oz/ton) gold over a width of 1.8 meters (5.9 feet).

Various diamond drilling programs within the area of trenching traced the gold mineralization to depths of 250 meters.

In 1990 Placer Dome optioned the property from GGL and attempted trenching of the shear zones in the area of extensive overburden. Few of these trenches encountered bedrock but several widely spaced drill holes were completed and one of these returned 5.25 grams/tonne (0.153 oz/ton) gold over a hole length of 2.25 meters. This intercept, from a subsidiary shear zone west of the main zone hosting the previously described zones of better gold grades, suggests the possibility of enhanced gold grades not only along the known 12 kilometers strike of the main zone but also within the 800 meters width of the shear zone system. Gold values from soil samples collected over the entire shear zone system include many ranging from 200 to 2000 ppb (parts per billion where 1000 ppb = 1 gram), indicative of the significant potential of the system.

The McConnell Creek Gold property has many characteristics of a significant underground (or possibly an open pit) gold deposit but requires extensive additional exploration to define the economic potential of the property.

After 1992 the politics in British Columbia discouraged investment in mineral exploration for ten years. Now, not only is the political climate better but the gold price is high and existing infrastructure includes all weather road access and a hydro electric power line within 11 kilometers of GGL's wholly owned McConnell Property.

The shear zone at McConnell is developed in an amphibolite derived from mafic (basalt) volcanics. This geological unit is unique in that it is significantly older than most of the rocks in this part of British Columbia, being Pennsylvanian to Permian in age. This is in contrast to the copper-bearing zones at the McConnell Property which are hosted by younger (Jurassic and Cretaceous) intrusive rocks and Takla volcanics of late Triassic age.

PGB AREA

SILVER PROSPECTS

During the 2008 sampling program two areas returned significant silver assays. The first of these, located 4.5 kilometers east of ZIP base camp (immediately east of one of the new gold discoveries), assayed 167 grams/tonne (4.8 oz/ton) silver from a boulder containing 20% sulfide minerals including pyrite and pyrrhotite. The second area, 20 kilometers south of ZIP base camp, is in bedrock consisting of folded and altered mafic volcanics and metasediments. Two grab samples assayed 208 grams/tonne (6.06 oz/ton) silver with 0.45 grams/tonne gold and 206 grams/tonne (6.0 oz/ton) silver with 0.53 grams/tonne gold.

BASE METAL PROSPECTS

Aurora documented two primary base metal areas for further work.

The first is located 40 kilometers north of the ZIP base camp. Here, the 2008 VTEM geophysical survey outlined a strong response over a length of 840 meters coupled with an apparently good vertical extent. The mineralization found in this area, which occurs along two parallel, steeply dipping fold limbs up to 170 meters apart, has been traced on surface for a length of 700 meters. Massive to semi-massive sulfides, mainly pyrrhotite with pyrite, chalcopyrite, and sphalerite, are heavily weathered making the collection of fresh, representative samples difficult. Despite this, analytical results have returned up to 5.15% copper, 4.14% zinc, and silver values up to 4.7 oz/ton. The gossanous mineralized zone is hosted by very fine grained, altered felsic volcanic rocks and silica-rich exhalites. Gossan zones in this area appear to be very extensive and may include multiple, stacked, horizons. Aurora recommends additional surface mapping and geophysics prior to drilling.

The second area selected is 12 kilometers south-westerly from the ZIP base camp. Aurora reported that the stratigraphy here is representative of a classic VMS-type setting. The mineralization is dominated by pyrrhotite, with lesser pyrite and minor amounts of chalcopyrite.

In conclusion Aurora states that GGL has very good potential for locating volcanogenic massive sulfide base metal occurrences on the PGB Property and that further work is definitely warranted.

NICKEL PROSPECTS

The 2008 airborne VTEM geophysical survey was selected for its unique ability to detect high conductance anomalies that represent massive to semi-massive pyrrhotite and nickel-bearing sulfides. Seventeen anomalies were selected for further investigation but only two of these target areas were tested by drilling. Target area 61W was found to consist of massive pyrrhotite in sediments rather than in mafic/ultramafic volcanics. The last hole drilled in target area 18 intersected pyrrhotite and pyrite and an area of alteration that remains of extreme interest and warrants additional drilling.

The PGB area includes an exceptional amount of massive to semi-massive pyrrhotite hosted by most rock types including metasediments and felsic and mafic volcanics. This feature is the cause of a large number of high conductance anomalies, most of which would not be expected to be associated with nickel.

That the PGB area can host potentially economic nickel deposits is no longer in doubt due to the nickel discovery made late last year by Arctic Star Diamond Corp. This company reported a drill intercept of 5.1 meters assaying 1.73% nickel, 1.75% copper, 0.17% cobalt plus platinum and palladium values. It is noteworthy that their VTEM target was not a very high conductance anomaly. The geological setting of the Arctic Star property is similar to that of the adjacent GGL claims. We will need to review lower intensity VTEM anomalies associated with this geological setting as we continue the search for nickel deposits.

Sampling in 2008 located a new bedrock exposure of ultramafic composition with one sample assaying 0.33% nickel, 0.27% copper, 0.211 ppm (parts per million) palladium and 0.145 ppm platinum. This is the type of signature we look for to indicate the presence of a potential nickel deposit. Other areas of anomalous copper and nickel assays have been noted and there are also areas with high chrome values.

PGB 2008 EXPLORATION SUMMARY

The 2008 exploration program completed upon the PGB Property of GGL comprised 8,221 line kilometers of airborne VTEM surveying between March 11 and April 26. The mapping and prospecting program consisted of a total of 810 man days between July and mid September. During this time Aurora and GGL personnel collected a total of 828 rock samples thus completing a major part of first pass exploration over the 120 kilometers length of the PGB Property. Many areas still need examination and areas that yielded positive results in 2008 require follow up work.

Overall, the exploration work completed to date has successfully identified a number of areas with potential for gold, base metals, silver and nickel mineralization.

The work completed is in the process of being compiled and documented for purposes of filing assessment work to maintain the PGB claims.

MCCONNELL CREEK COPPER

The 2008 exploration program was carried out by Aurora Geosciences Ltd. of Whitehorse. They erected a camp and cut 87.95 kilometers of lines and completed 67.3 kilometers of IP (Induced Polarization) ground geophysical surveys. Under their supervision, three diamond drill holes were completed for a total of 1,073 meters.

One drill hole was completed on the MC copper showing located in the southeast section of the property and averaged 0.384% Cu over 4.45 meters. Two drill holes in the north central area of the property tested the south and north edge of an IP conductor. Disseminated pyrite was encountered to explain the conductor accompanied by some geochemically anomalous copper and gold values. Government restrictions on our drill permit prevented the preparation of new drill sites to test the central part of the zone. The permit restrictions appear to be arbitrary and not based on ground inspection and we expect that this situation can be resolved for future work.

A new copper showing containing bornite was located by GGL's geologist in the south central part of the property. A sample from the outcrop assayed 4.79% Cu, 0.695 grams/tonne Au, and 37 grams\tonne Ag. This is a high priority area for future exploration.

DIAMOND EXPLORATION

The Company signed an Exploration and Option Agreement with Kennecott Canada Exploration Inc. ("Kennecott") an indirect wholly-owned subsidiary of Rio Tinto plc, a leading international mining group headquartered in London, UK. Rio Tinto plc mines diamonds in Africa, Australia and Canada and is a major diamond distributor and explorer.

We are pleased to have concluded an agreement with this prestigious group to explore GGL's CH Project Area ("Property").

The CH Project area contains the MacKay, Courageous, G, Seahorse/Shoe, Starfish and Bone mineral claim areas. The claims lie within an area measuring 60 kilometers east-west by 80 kilometers north-south that starts 30 kilometers west of the Diavik diamond mine.

GGL has granted to Kennecott the sole and exclusive right and option to acquire, subject to Royalties, a 100% interest in the Property, by incurring expenditures of $10,000,000 on or before December 31, 2016, of which $900,000 is a commitment and must be spent on or before December 31, 2011. Kennecott paid GGL $25,000 on signing and in order to exercise the option must pay GGL additional yearly payments beginning in 2013, to total $1,000,000 on or before December 31, 2016.

If Kennecott exercises the Option, Kennecott shall pay to GGL a 1.5% Gross Overriding Royalty with respect to diamonds from the Property and a 1.5% Net Smelter Returns Royalty with respect to all ores, minerals, metals and other materials, other than diamonds.

GGL will carry out Operations under its Land Use Permit, as Kennecott may direct, until such time as the Land Use Permit is transferred to Kennecott.

GGL had previously discovered four kimberlites on the Property one of which, the Bishop kimberlite, is diamondiferous, land based and open to extension beneath a gravity low anomaly.

Prior to the above agreement GGL signed a non-exclusive License Agreement with Kennecott for the use of a data set compiled by GGL for diamond exploration within the Slave Geological Province. In consideration Kennecott has paid GGL a license fee of $100,000. Kennecott has also paid to GGL $50,000 for 500 hours of technical support.

OTHER DIAMOND CLAIMS & LEASES

The Company regularly reviews its exploration results and relinquishes claims that show little promise. In 2008 the Company reduced its holdings at the New Century Project to 11 leases from 21 leases; and allowed three claims to lapse in the Fishback Project area.

FUTURE PLANS

Assessment work will be recorded for the Company's wholly owned PGB and McConnell Properties and the Company's core diamond assets at the Doyle and Fishback will also be maintained. The agreement with De Beers in the Doyle area remains in force.

The Company will immediately seek financing by way of a private placement and/or joint ventures to enable it to continue its business requirements and exploration. The Company is free of debt and has reduced its expenses to core requirements.

We anticipate that we will be successful in this endeavor based on our excellent portfolio of mineral prospects.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Competitive Conditions

The resource industry is intensely competitive in all of its phases. The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire suitable producing properties or prospects for exploration in the future on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result.

Environmental Factors and Protection Requirements

The Company conducts exploration and development activities in the Northwest Territories and British Columbia. All phases of the Company's operations are subject to environmental regulations in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with no to minimal environmental impact.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage and no proven or probable reserves have been defined or delineated. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of an economic or commercial deposit on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, industrial accidents, environmental hazards, periodic interruptions due to inclement or hazardous weather conditions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds, gold and base metals and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The majority of the Company's properties are not located in developed areas and as a result may not be served by any appropriate road access, water and power supply and other support infrastructure. These items are often needed for the development of a commercial mine. If these items cannot be procured or developed at a reasonable cost, it may not be economical to develop these properties into a commercial mining operation.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds, gold, silver, nickel, copper, zinc and lead or interests related thereto. The price of commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of substitutes, commodity stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on commodity prices and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with government regulations. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Land Reclamation

Land reclamation requirements are generally imposed on mineral exploration companies in order to minimize the long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. The Company has land use permits and safekeeping agreements in place that will be returned when the Company is ready to abandon its interests in the claims and reclaim the land to its original state.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations and expects to incur losses for the foreseeable future. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2008, the Company's deficit was $18,872,510.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the financial year ended November 30, 2008, the per share price of the Company's shares fluctuated from a high of $ 0.27 to a low of $0.025. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at November 30, 2008, there were 11,023,333 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases. Awarded stock options are exercisable over a period not exceeding five years at exercise prices determined by the Board of Directors.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.ggldiamond.ca.

Overall performance/results of operations

As at November 30, 2008, the Company had incurred exploration costs on mineral properties of $5,017,977 (charter aircraft $910,078; drilling and sampling $682,758; licences, recording fees and lease payments $185,469; salaries and wages $325,002; surveys $1,386,100; technical and professional services $912,847; transportation $105,353 and project supplies of $510,370). Exploration costs for the year ended November 30, 2008 are higher than 2007 by $3,586,140 an increase of 250%. Exploration costs were higher in 2008 than 2007 for all categories of expenditures.

In 2008 the Company worked on its properties in both BC and NT. The December 2007 flow-through funds provided the financing to permit a larger exploration program in 2008 than in 2007. In BC the Company worked on its McConnell Creek property which included drilling, an IP survey and linecutting. In NT the Company completed some drilling, sampling, and surveying on its PGB claims, heavy mineral sampling and processing on its CH claims and statistical analysis of airborne geophysical and geochemical surveys on its Doyle Lake project. Licences, recording fees and lease payments increased by $71,400 for land use permits and reclamation bonds, decreased by $25,580 due to the return of 10 mining leases and decreased $16,267 in assessment work and filing fees. Technical and professional services and project supplies increased as a result of the hiring of contractors to work on the PGB and to manage the McConnell Creek property, the statistical analysis on the Doyle Lake project and the hiring of two full time consultants to handle the extra work from the larger exploration program in 2008.

On a per project basis, the Company spent the $5,017,977 exploration costs as follows: $154,223 on the CH project, $133,612 on the Doyle Lake project, $1,171,280 on the McConnell Creek, $21,423 on the Fishback Lake Property and $3,537,439 on the Providence Greenstone Belt.

The Company reported a net loss of $664,911 for the year ended November 30, 2008 compared to a net loss of $3,255,724 for the year ended November 30, 2007 (a decrease of 80% from 2007 to 2008). General administration and exploration expenses for the year ended November 30, 2008 were $1,529,014 compared to $3,289,182 for the year ended November 30, 2007 (a decrease of 54% from 2007 to 2008). The change in general administration and exploration expenses was primarily due to a decrease in stock based compensation (2008-$703,094; 2007-$2,061,719); consulting fees (2008-$245,265; 2007-$310,725); shareholders' meetings and reports (2008-$33,253; 2007-$135,137); legal and audit fees (2008-$77,029;

2007-$253,694); licences, taxes and insurance (2008-$40,905; 2007-$51,485), and corporate relations (2008-$7,877; 2007-$54,584) and an increase in office services and expenses (2008-$209,668; 2007-$183,464).

Corporate relations and legal and audit fees both decreased for the year ended 2008 compared to 2007. The investor relations contract ended in late 2007 and was not replaced. Legal and audit costs were higher for 2007 due to the low estimate of audit fees at November 30, 2006 for the auditors who were new that year and legal costs relating to a financing that was not completed. Higher shareholders' meetings costs for 2007 were due to the hiring of a proxy solicitation firm to help bring in more proxies for the annual general meeting. In 2008, the Company did the soliciting in house. Licences, taxes, insurance and fees decreased due to a reduction in insurance fees for 2008 to 2009 and fewer filing fees in 2008. Consulting fees decreased due to the ending of a financial and advisory contract in April 2008 and more of management's time was spent on exploration work than administration in 2008.

Stock-based compensation expenses decreased in 2008 as a result of the share price decreasing to values it was trading at before April 4, 2007. The Black-Scholes Option Pricing Model uses past closing price data over several years to determine the fair value of stock options. Due to the higher trading prices after the Company's press release on April 4, 2007, when the Company announced the discovery of nickel mineralization, the stock based compensation expense was significant in 2007. Between April 4, 2007 and Sept. 21, 2007 the share prices closed between $0.32 and $0.83. Previous to the announcement, the closing market price of the shares from April 3, 2006 to April 3, 2007 was between $0.12 and $0.28.

The increase in office services and expenses was due to the hiring of a full time assistant office manager in 2008 and an increase in office rent.

Revenue for the year ended November 30, 2008 was $76,548 of interest income. The revenue for the year ended November 30, 2007 was $54,582 ($41,063 of interest income and a gain on the sale of equipment of $13,519).

Acquisition and Disposition of Resource Properties and Write offs

In 2008, the Company relinquished ten (25,530 acres) Doyle Lake (New Century project) mining leases and the related costs of $477,654 were written off.

In 2008 three Fishback claims were allowed to lapse and the related costs of $80,761 were written off.

The Company acquired 100% interest in an additional 36 claims by staking 76,019 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

Related Party Transactions

During the year, the Company was billed $145,000 by a director (2007 - $120,000), including $100,550 (2007 - $120,000) for consulting fees and $44,450 (2007 - nil) for technical and professional services. Included in the November 30, 2008 accounts payable is $75,830 (2007 – nil) owed by the Company to the director. Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

Commitments

In 2006, the Company entered into a three-year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payment required under the agreement is $39,722 in 2009.

The Company paid off its mortgage loan on its Yellowknife house during the year. Subsequent to year end, the Yellowknife house was sold. See Subsequent Events Note (a).

Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"). The TSX-V's policies impose certain minimum capital requirements upon the Company. Due to current market conditions, the TSX-V is granting temporary relief from certain policy requirements on a case by case basis to listed issuers which are facing conditions of immediate or imminent financial hardship. The temporary relief period will expire September 30, 2009. The Company has applied to the TSX-V subsequent to year-end to request temporary relief from the minimum six month working capital requirement.

Critical Accounting Policies

New accounting policies were introduced in 2008.

Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Accounting Changes

Effective December 1, 2007, the Company implemented the new CICA accounting section 1506 (Accounting Changes). Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued, but not yet effective. The impact that the adoption of this section will have on the Company's financial statements will depend on the nature of future accounting changes and the required additional disclosure on recent accounting pronouncements.

(b) Capital Disclosures

Effective December 1, 2007, the Company implemented the new CICA accounting section 1535 (Capital Disclosures). Section 1535 specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosures required by this standard are included in Note 16 to the financial statements.

(c) Financial Instruments

Effective December 1, 2007, the Company implemented the new accounting CICA sections: 3862 (Financial Instruments – Disclosure) and 3863 (Financial Instruments – Presentation), which replaced section 3861 (Financial Instruments – Disclosures and Presentation).

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements of section 3861. Sections 3862 and 3863 emphasize the significance and measurement basis of financial instruments for the entity's financial position and performance, the nature and extent of the risks arising from financial instruments and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after October 1, 2007. Disclosures required by this standard are included in Note 13 to the financial statements.

Future Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook section 3064, "Goodwill and Intangible Assets", which will replace section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

(b) Going Concern – Amendments of Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(c) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Please see Notes 2 and 3 of the Consolidated Financial Statements for the year ended November 30, 2008 for a complete listing of accounting policies followed by the Company.

Selected Annual Information

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2008. This financial information is derived from the consolidated financial statements of the Company which were audited by D+H Group LLP. The Company prepares financial information according to Generally Accepted Accounting Principles ("GAAP") and all information is reported in Canadian $.

	November 30 (Audited)		
	2008 **($)**	**2007** **($)**	**2006** **($)**
Total Revenues	76,548	54,582	27,273
Income from continuing operations	-	-	-
Net loss for the year	(664,911)	(3,255,724)	(1,730,612)
Net loss per share (basic and diluted)	(0.00)	(0.03)	(0.02)
Total Assets	20,861,776	16,852,331	14,385,030
Total Long-term financial liabilities	-	-	13,288

No cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

The Net Loss number is the result of administration costs and the write off of exploration and unproven mineral interest costs incurred each year. Revenue from 2008 is $76,548 comprised of interest income. Revenue from 2007 is $54,582 ($41,063 of interest income and a gain on the sale of equipment of $13,519).

Interest income is dependent upon interest rates and the amount of financing raised each year by the Company. Interest rates will vary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs, general exploration costs and write off of exploration and unproven mineral interests. The write off in each year is dependent upon the costs spent to date on the project(s) that is (are) being abandoned and management's decision as to whether to continue exploration on certain claims. Write offs of exploration and unproven mineral interests will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2008. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	November 30, 2008 ($)	August 31, 2008 ($)	May 31, 2008 ($)	February 28, 2008 ($)	November 30, 2007 ($)	August 31, 2007 ($)	May 31, 2007 ($)	February 28, 2007 ($)
Total Revenues	14,681	8,440	21,144	32,283	23,805	15,893	12,358	2,526
Net Income (Loss)	(176,302)	359,815	(1,463,445)	615,021	(374,273)	(1,923,243)	(868,387)	(89,821)
Net income (loss) per share	(0.000)	0.003	(0.011)	0.005	(0.003)	(0.016)	(0.008)	(0.001)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2007 or 2008. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the year, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are written off when management makes its decision to cease any further work (usually in the third and fourth quarters) which will increase the Net Loss.

Liquidity and Capital Resources

The Company does not have operating revenues and must finance its exploration activity by raising funds through joint ventures or equity financing. The exploration and subsequent development of the Company's properties depend on the Company's ability to obtain required financing. There is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. The Company requires sufficient funds to complete further exploration work (see Management of Capital). Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had a deficiency at November 30, 2008 of $216,841 compared with working capital of $728,793 as at November 30, 2007. The Company's current liabilities exceeded its current assets at November 30, 2008. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at November 30, 2008, the Company has no long term debt (November 30, 2007 - $10,705 mortgage loan) outstanding.

For the year ended November 30, 2008, the Company experienced negative cash flow of $732,495 (2007 - $1,118,805) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in all administration costs except for office services and expenses. (See Overall performance/results of operations for further information.)

The Company's cash position as at November 30, 2008 was $332,665 (2007 - $745,148). The decrease in cash position compared to November 30, 2007 was due principally to a decline in the funds raised for general administrative expenditures and from the exercise of stock options and share purchase warrants during the year. See Notes 7 and 8 – Share Capital and Stock Options in the Notes to the Consolidated Financial Statements.

During the year ended November 30, 2008:

(a) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures ("CEE") on the Company's unproven mineral interests. The Company paid cash finder's fees of $237,600 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds. The Company also incurred share issue costs of $46,830;

the Company completed a private placement of 2,060,000 flow-through shares at $0.25 per common share for gross proceeds of $515,000. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures ("CEE") on the Company's Northwest Territories properties. The Company issued 28,000 common shares (at a value of $5,600) as finder's fees on a portion of the proceeds. The Company also incurred share issue costs of $6,351;

in addition the Company issued 2,875,000 units at $0.20 per unit for gross proceeds of $575,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.30 per common share during the first year and at $0.40 per common share during the second year. The Company paid cash finder's fees of $8,160 and issued 2,000 common shares (at a value of $400) on a portion of the proceeds. The Company also incurred other share issue costs of $6,350;

(b) the Company issued 247,355 common shares in payment of $45,000 owed pursuant to a financial advisory agreement;

(c) the Company issued 135,000 common shares upon the exercise of stock options at $0.20 and $0.25 per common share for gross proceeds of $31,250;

(d) the Company issued 310,000 common shares upon the exercise of warrants at $0.15 and $0.175 per common share for gross proceeds of $49,000.

(e) 208,000 warrants expired unexercised; and

(f) 555,000 stock options expired unexercised.

At November 30, 2008, the Company had the following share purchase warrants outstanding:

Number	Exercise Price	Expiry Date
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.175	March 7, 2009
2,855,000	$0.30/$0.40	Aug.13, 2010
20,000	$0.30/$0.40	Aug.18, 2010
5,605,000		

See Notes 7 and 8 of the Consolidated Financial Statements for November 30, 2008.

Subsequent Events

Subsequent to November 30, 2008, the following occurred:

(a) the Company sold its house in Yellowknife for $405,000. The gain from the sale of the house is approximately $223,000;

(b) the Company signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000 and will provide 500 hours of technical support at a price of $50,000 prepaid;

(c) the Company signed an exploration and option agreement on 73 of its CH claims in the Northwest Territories. Kennecott Canada Exploration Inc. must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company; and

(d) 1,065,000 stock options expired unexercised.

Outstanding Share data as at March 23, 2009:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	144,607,025

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	60,833	$0.20	Aug. 15, 2011
Options	930,000	$0.63	May 1, 2012
Options	2,875,000	$0.56	July 31, 2012
Options	762,500	$0.20	May 1, 2013
Options	3,450,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Total	**9,958,333**		

(c) Summary of warrants outstanding:

Security	Number	Exercise Price	Expiry Date
Warrants	2,855,000	$0.30/$0.40	Aug. 13, 2010
Warrants	20,000	$0.30/$0.40	Aug. 18, 2010
Total	**2,875,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.ca. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

" Nick DeMare "

Nick DeMare
Director and CFO

GGL DIAMOND CORP.

Consolidated Financial Statements

November 30, 2008 and 2007

Index

D+H Group LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
GGL Diamond Corp.

We have audited the consolidated balance sheets of GGL Diamond Corp. as at November 30, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"D&H Group LLP"

Chartered Accountants

Vancouver, B.C.
March 16, 2009

GGL DIAMOND CORP.

Consolidated Balance Sheets
November 30, 2008 and 2007

		2008		2007
ASSETS				
Current				
Cash and cash equivalents	$	332,665	$	745,148
Amounts receivable		128,665		215,465
Prepaid expenses		21,762		13,038
		483,092		973,651
Unproven mineral interests (Note 4)		19,954,322		15,428,331
Property and equipment (Note 5)		424,362		450,349
	$	20,861,776	$	16,852,331
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	699,933	$	234,153
Current portion of mortgage loan (Note 6)		-		10,705
		699,933		244,858
Commitments (Note 14)				
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		35,211,782		31,689,095
Contributed surplus (Note 9)		3,822,571		3,125,977
Deficit		(18,872,510)		(18,207,599)
		20,161,843		16,607,473
	$	20,861,776	$	16,852,331

Nature and Continuance of Operations (Note 1)
Subsequent events (Note 17)

On behalf of the Board:

"Raymond A. Hrkac"

"Nick DeMare"

The accompanying notes are an integral part of these consolidated financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2008 and 2007

	2008	2007
Expenses		
Amortization	$ 2,632	$ 3,271
Consulting fees	245,265	310,725
Corporate relations	7,877	54,584
Exploration costs – general	187,036	207,583
Legal and audit	77,029	253,694
Licences, taxes, insurance and fees	40,905	51,485
Office services and expenses	209,668	183,464
Shareholders' meetings and reports	33,253	135,137
Stock-based compensation	703,094	2,061,719
Travel	22,255	27,520
Operating loss	(1,529,014)	(3,289,182)
Other income (expenses)		
Interest income	76,548	41,063
Foreign exchange loss	1,605	(2,652)
Gain on sale of equipment	-	13,519
Interest expense	(952)	(4,455)
Other tax expense	(55,000)	(1,481)
Write off of property and equipment	(3,828)	-
Write off of exploration and unproven mineral interests (Note 4(a),(b))	(558,415)	(78,887)
	(540,042)	(32,893)
Loss for the year before taxes	(2,069,056)	(3,322,075)
Future income tax recovery (Note 11)	1,404,145	66,351
Net loss and comprehensive loss for the year	(664,911)	(3,255,724)
Deficit, beginning of year	(18,207,599)	(14,951,875)
Deficit, end of year	$ (18,872,510)	$ (18,207,599)
Loss per share - basic and diluted	$ (0.00)	$ (0.03)
Weighted average number of common shares outstanding - basic and diluted	140,072,540	114,307,679

The accompanying notes are an integral part of these consolidated financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
Years Ended November 30, 2008 and 2007

	2008	2007
Cash flows used in operating activities		
Net loss and comprehensive loss for the year	$ (664,911)	$ (3,255,724)
Adjustment for items not involving cash:		
- amortization of property and equipment	2,632	3,271
- amortization of exploration property and equipment	68,592	72,912
- future tax recovery	(1,404,145)	(66,351)
- gain on sale of equipment	-	(13,519)
- stock-based compensation	703,094	2,061,719
- write off of property and equipment	3,828	-
- write off of exploration and unproven mineral interests	558,415	78,887
	(732,495)	(1,118,805)
Change in non-cash working capital items:		
- amounts receivable	86,800	(166,433)
- prepaid expenses	(8,724)	12,984
- accounts payable and accrued liabilities	876,278	(1,576,582)
	221,859	(2,848,836)
Cash flows from financing activities		
Shares issued for cash, net of share issuance costs	636,613	4,390,455
Shares issued for cash – flow-through shares, net of share issuance costs	4,238,719	181,823
Principal reduction of mortgage loan	(10,705)	(16,736)
	4,864,627	4,555,542
Cash flows used in investing activities		
Acquisition of unproven mineral interests	(66,429)	(204,937)
Additions to deferred exploration costs	(5,383,474)	(683,140)
Proceeds from sale of equipment	-	16,000
Purchase of property and equipment	(49,066)	(255,157)
	(5,498,969)	(1,127,234)
(Decrease) increase in cash and cash equivalents	(412,483)	579,472
Cash and cash equivalents, beginning of year	745,148	165,676
Cash and cash equivalents, end of year	$ 332,665	$ 745,148

See also Note 15

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature and Continuance of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc. ("Gerle Gold"). Both Rio Sonora and Gerle Gold are presently inactive. All inter-company transactions and balances have been eliminated.

(b) Unproven Mineral Interests

The cost of unproven mineral interests and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

2. Significant Accounting Policies (continued)

(b) Unproven Mineral Interests, continued

The amounts shown for unproven mineral interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for unproven mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Property Option Agreements

From time to time, the Company may acquire or dispose of unproven mineral interests pursuant to the terms of option agreements. When the Company is the optionee, due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as unproven mineral interest costs or recoveries when the payments are made or received.

(d) Cash Equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

(e) Property and Equipment

Property and equipment are carried at cost. Amortization of the property and equipment is provided on a declining-balance basis, unless otherwise noted, at the following annual rates:

Office furniture and fixtures	20%
Exploration equipment	20%
Vehicle	30%
Yellowknife House	25 years straight line

(f) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts, if applicable, are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

2. Significant Accounting Policies (continued)

(g) Foreign Exchange Translation

The Company uses the temporal method for translating its foreign currency transactions to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in earnings for the year.

(h) Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the amount of expenses reported during the reporting period. Examples of significant estimates include amortization, the provision for future income tax recoveries and composition of future income tax assets and liabilities, valuation of unproven mineral interests and the fair value of stock-based compensation. Actual results could differ from those reported.

(i) Income Taxes

Income taxes are recorded on a tax allocation basis. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using substantively enacted income tax rates. The effect of changes in effective income tax rates is recognized in income in the period in which the change is substantively enacted. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

(j) Stock-Based Compensation

The fair value of stock options and share purchase warrants issued as compensation is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of common shares is determined by the quoted market price of the Company's stock.

(k) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2008, the Company does not have any asset retirement obligations.

2. Significant Accounting Policies (continued)

(l) Long-lived Assets Impairment

Long-lived assets are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is determined to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

3. Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Accounting Changes

Effective December 1, 2007, the Company implemented the new CICA accounting section 1506 (Accounting Changes). Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued, but not yet effective. The impact that the adoption of this section will have on the Company's financial statements will depend on the nature of future accounting changes and the required additional disclosure on recent accounting pronouncements.

(b) Capital Disclosures

Effective December 1, 2007, the Company implemented the new CICA accounting section 1535 (Capital Disclosures). Section 1535 specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosures required by this standard are included in Note 16.

(c) Financial Instruments

Effective December 1, 2007, the Company implemented the new accounting CICA sections: 3862 (Financial Instruments – Disclosure) and 3863 (Financial Instruments – Presentation), which replaced section 3861 (Financial Instruments – Disclosures and Presentation).

3. **Adoption of New Accounting Policies** (continued)

Current Changes in Accounting Policies *(continued)*

(c) Financial Instruments, continued

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements of section 3861. Sections 3862 and 3863 emphasize the significance and measurement basis of financial instruments for the entity's financial position and performance, the nature and extent of the risks arising from financial instruments and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after October 1, 2007. Disclosures required by this standard are included in Note 13.

Future Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook section 3064, "Goodwill and Intangible Assets", which will replace section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

(b) Going Concern – Amendments of Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(c) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. Unproven Mineral Interests

	Balance November 30, 2007	2008 Mineral Interests Additions	2008 Exploration Cost Additions	2008 Written Off	Balance November 30, 2008
Doyle Lake	$ 3,835,843	$ -	$ 133,612	$ (477,654)	$ 3,491,801
Fishback Lake	1,285,995	-	21,423	(80,761)	1,226,657
CH	7,580,214	-	154,223	-	7,734,437
Providence Greenstone Belt	1,131,239	66,429	3,537,439	-	4,735,107
McConnell Creek	1,595,040	-	1,171,280	-	2,766,320
	$ 15,428,331	$ 66,429	$ 5,017,977	$ (558,415)	$ 19,954,322

	Balance November 30, 2007	2008 Additions	2008 Written Off	Balance November 30, 2008
Unproven Mineral Interests	$ 579,921	$ 66,429	$ (15,096)	$ 631,254
Deferred exploration costs	14,848,410	5,017,977	(543,319)	19,323,068
	$ 15,428,331	$ 5,084,406	$ (558,415)	$ 19,954,322

Exploration costs incurred during the year are as follows:

	2008	2007
Chartered aircraft	$ 910,078	$ 374,674
Drilling, sampling	682,758	127,560
Licences, recording fees, lease payments	185,469	155,916
Project supplies	510,370	104,458
Salaries and wages	325,002	223,740
Surveys	1,386,100	64,190
Technical and professional services	912,847	303,466
Transportation	105,353	77,833
	$ 5,017,977	$ 1,431,837

4. **Unproven Mineral Interests** (continued)

(a) Doyle Lake, Northwest Territories, Canada

Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties ("the Properties"), which consist of 5 claims and 3 fractional claims (12,972 acres) (2006 – 5 claims and 3 fractional claims, 12,972 acres), by completing exploration expenditures of $4.65 million. To November 30, 2008, De Beers has spent over $7.5 million. All of the Company's 40% share of costs and expenses of prospecting, exploration, development and construction incurred preproduction and financed by De Beers or by way of third party borrowings will be recovered by De Beers out of 90% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs) from any mine constructed on the Properties with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 10% of such available cash flow will be distributed to the members in the Agreement in proportion to their interests in the Properties. If after the completion of a feasibility study and prior to the commencement of commercial production from the first mine, the members in the Agreement cease to carry on development work on the Properties otherwise than by reason of force majeure for a period of more than two years, interest other than interest on third party borrowings, shall cease to accrue during the portion of such period exceeding two years. When development work resumes, interest will continue to accrue.

In 2005, the Company acquired 21 mining leases (51,109 acres) in the Northwest Territories from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements which total 1.5% of net returns (gross revenues less permissible deductions). The Company agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NT Mining Recorders Office. All three payments have been submitted. In 2008, the Company relinquished ten of the mining leases (25,530 acres) and the related costs of $477,654 were written off.

In addition, the Company holds 36 claims (39,726 acres) (2007 - 36 claims; 39,726 acres) in the Doyle Lake area that are not subject to the Agreement. 35 of these claims are leases.

(b) Fishback Lake, Northwest Territories, Canada

The Company owns 15 claims (29,561 acres) (2007 - 18 claims; 36,199 acres). Three of these claims are leases. In 2008 three claims were allowed to lapse and the related costs of $80,761 were written off.

(c) CH, Northwest Territories, Canada

The Company owns 121 claims (269,792 acres) (2007 – 121 claims; 269,792 acres), north-northeast of Yellowknife, acquired by staking during the years 2000 to 2003. For financial statement purposes, these claims include the Courageous, Mackay, Seahorse, Starfish, Winterlake North, GDC, Winterlake South, BP, Zip, G and Mill claims. See Note 17(c).

4. **Unproven Mineral Interests** (continued)

(d) Providence Greenstone Belt, Northwest Territories, Canada.

The Company owns 152 claims (332,509 acres) (2007 – 116 claims; 256,490 acres) in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

(e) McConnell Creek, British Columbia, Canada

The Company owns 2 mineral tenures (4,878 hectares) (2007 – 2 mineral tenures; 4,878 hectares) in the Omineca Mining Division of British Columbia.

5. **Property and Equipment**

	2008		
	Cost	Accumulated Amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	186,687	110,743	75,944
Exploration equipment	634,299	414,922	219,377
Vehicle	10,500	6,899	3,601
Office furniture and fixtures	65,768	38,828	26,940
	$ 995,754	$ 571,392	$ 424,362

	2007		
	Cost	Accumulated Amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	186,687	102,641	84,046
Exploration equipment	593,267	364,211	229,056
Vehicle	10,500	5,355	5,145
Office furniture and fixtures	86,583	52,981	33,602
	$ 975,537	$ 525,188	$ 450,349

6. **Mortgage Loan**

The Company paid off the balance of its mortgage in 2008. See Note 17(a).

7. **Share Capital**

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	Number of Shares	Amount
Balance, November 30, 2006	**100,641,445**	**$ 26,877,373**
Private placement, net of share issuance costs	4,170,000	515,254
Private placement – flow-through shares, net of share issuance costs	1,053,778	177,603
Shares issued as finder's fees	28,140	4,221
Shares issued for services	122,846	45,000
Exercise of stock options	1,800,167	392,567
Exercise of share purchase warrants	14,915,294	3,480,095
Reallocation from contributed surplus on exercise of stock options	-	222,029
Reallocation from contributed surplus on exercise of share purchase warrants	-	38,766
Less: flow-through share renunciation	-	(66,351)
Other share issue costs	-	2,538
Balance, November 30, 2007	**122,731,670**	**$ 31,689,095**
Private placement, net of share issuance costs	2,875,000	560,090
Private placement – flow-through shares, net of share issuance costs (see Notes 7 (c)(i))	18,118,000	4,193,119
Shares issued as finder's fees	190,000	46,000
Shares issued for services	247,355	45,000
Exercise of stock options	135,000	31,250
Exercise of share purchase warrants	310,000	49,000
Reallocation from contributed surplus on exercise of stock options	-	6,500
Less: flow-through share renunciation	-	(1,404,145)
Other share issue costs	-	(4,127)
Balance, November 30, 2008	**144,607,025**	**35,211,782**

7. **Share Capital** (continued)

(c) During the year ended November 30, 2008:

(i) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures ("CEE") on the Company's unproven mineral interests. The Company paid cash finder's fees of $237,600 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds. The Company also incurred share issue costs of $46,830;

the Company completed a private placement of 2,060,000 flow-through shares at $0.25 per common share for gross proceeds of $515,000. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures ("CEE") on the Company's Northwest Territories properties. The Company issued 28,000 common shares (at a value of $5,600) as finder's fees on a portion of the proceeds. The Company also incurred share issue costs of $6,351;

in addition the Company issued 2,875,000 units at $0.20 per unit for gross proceeds of $575,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.30 per common share during the first year and at $0.40 per common share during the second year. The Company paid cash finder's fees of $8,160 and issued 2,000 common shares (at a value of $400) on a portion of the proceeds. The Company also incurred other share issue costs of $6,350;

(ii) the Company issued 247,355 common shares in payment of $45,000 owed pursuant to a financial advisory agreement;

(iii) the Company issued 135,000 common shares upon the exercise of stock options at $0.20 and $0.25 per common share for gross proceeds of $31,250;

(iv) the Company issued 310,000 common shares upon the exercise of warrants at $0.15 and $0.175 per common share for gross proceeds of $49,000.

(v) 208,000 warrants expired unexercised; and

(vi) 555,000 stock options expired unexercised.

7. Share Capital (continued)

(d) Changes in warrants during the years ended November 30, 2008 and 2007 are as follows:

	2008		2007	
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of year	3,248,000	$0.16	17,974,132	$0.23
Issued	2,875,000	$0.30	4,696,889	$0.16
Exercised	(310,000)	$0.16	(14,915,294)	$0.23
Expired	(208,000)	$0.45	(4,507,727)	$0.27
Outstanding, end of year	5,605,000	$0.24	3,248,000	$0.16

The Company has the following share purchase warrants outstanding as at November 30, 2008:

Number of warrants	Exercise Price	Expiry Date
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.175	Mar. 7, 2009
2,855,000	$0.30/$0.40	Aug. 13, 2010
20,000	$0.30/$0.40	Aug. 18, 2010
5,605,000		

8. Stock Options

In 2006, the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Awarded stock options are exercisable over a period not exceeding five years at exercise prices determined by the Board of Directors.

8. Stock Options (continued)

Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

In 2008, the Company's Board of Directors approved and granted 4,292,500 stock options (2007 – 3,835,000) to the directors, officers, employees, and consultants. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. The options expire between May 1, 2013 and July 31, 2013. In 2008 the Company recorded $703,094 (2007 - $2,061,719) of stock based compensation expense for the stock options granted.

	Shares	Weighted Average Exercise Price
Options outstanding as at November 30, 2006	5,536,000	$0.26
Granted	3,835,000	$0.58
Exercised	(1,800,167)	$0.22
Expired	(150,000)	$0.25
Options outstanding as at November 30, 2007	7,420,833	$0.43
Granted	4,292,500	$0.20
Exercised	(135,000)	$0.23
Expired	(555,000)	$0.27
Options outstanding as at November 30, 2008	**11,023,333**	**$0.35**
2008 options exercisable	11,023,333	$0.35
2007 options exercisable	7,408,333	$0.43

	2008	2007
Weighted average remaining contractual life	3.35	3.39 years
Weighted average fair value of options granted during the year	$0.19	$0.58

8. Stock Options (continued)

The following table sets forth information relating to stock options outstanding as at November 30, 2008:

Expiry	Range of exercise prices	Number outstanding at Nov. 30, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at Nov. 30, 2008	Weighted average exercise price
Jan. 13/09	$0.20	70,000	0.12	$0.20	70,000	$0.20
Jan. 13/09	$0.63	30,000	0.12	$0.63	30,000	$0.63
Jan. 15/09	$0.26	325,000	0.13	$0.26	325,000	$0.26
Jan. 15/09	$0.50	310,000	0.13	$0.50	310,000	$0.50
Mar. 19/09	$0.50	330,000	0.30	$0.50	330,000	$0.50
May 12/10	$0.20	300,000	1.45	$0.20	300,000	$0.20
June 7/10	$0.20	50,000	1.52	$0.20	50,000	$0.20
July 8/10	$0.20	210,000	1.61	$0.20	210,000	$0.20
Oct. 28/10	$0.20	25,000	1.91	$0.20	25,000	$0.20
Mar. 23/11	$0.20	775,000	2.31	$0.20	775,000	$0.20
May 12/11	$0.26	495,000	2.45	$0.26	495,000	$0.26
Aug. 15/11	$0.20	60,833	2.71	$0.20	60,833	$0.20
May 1/12	$0.63	930,000	3.42	$0.63	930,000	$0.63
July 31/12	$0.56	2,875,000	3.67	$0.56	2,875,000	$0.56
May 01/13	$0.20	762,500	4.42	$0.20	762,500	$0.20
May 23/13	$0.20	3,450,000	4.48	$0.20	3,450,000	$0.20
July 31/13	$0.20	25,000	4.67	$0.20	25,000	$0.20
		11,023,333			11,023,333	

8. Stock Options (continued)

The fair value of each option granted was estimated as of the date of grant using the *Black-Scholes option pricing model* with the following assumptions:

	2008	2007
Risk-free interest rate	3.1217 to 3.2899%	3.974 to 4.50%
Dividend yield	0%	0%
Volatility	126.91 to 126.93%	157.31 to 164.31%
Approximate expected lives	5 Years	5 Years
Approximate forfeiture rate	0%	0%

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

9. Contributed Surplus

Contributed surplus for 2007 and 2006 is comprised of:

	2008	2007
Balance, beginning of year	$3,125,977	$ 1,325,053
Stock-based compensation on stock options	703,094	2,061,719
Stock options exercised	(6,500)	(222,029)
Warrants exercised	-	(38,766)
Balance, end of year	$3,822,571	$ 3,125,977

10. Related Party Transactions

During the year, the Company was billed $145,000 by a director (2007 - $120,000), including $100,550 (2007 - $120,000) for consulting fees and $44,450 (2007 - nil) for technical and professional services. Included in the November 30, 2008 accounts payable is $75,830 (2007 – nil) owed by the Company to the director. Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

11. Income Taxes

	2008	2007
Loss before income taxes	$ 2,069,056	$ 3,322,075
Combined federal and provincial income tax rate	31%	34.12%
Expected (provision) recovery for income taxes	641,407	1,133,492
Permanent differences	(113,601)	(685,297)
Loss expiry	(30,596)	(69,795)
Tax rate changes	(139,260)	-
Change in valuation allowance	1,046,195	(312,049)
	$ 1,404,145	$ 66,351

The income tax effects of temporary timing differences that give rise to significant components of future income tax assets and liabilities are as follows:

Future income tax assets and liabilities are as follows:	2008	2007
Property, plant and equipment	$ 183,763	$ 228,924
Unproven mineral interests	(913,535)	125,205
Non-capital losses carry-forwards	972,660	933,635
Capital losses	3,615	4,934
Total gross future income tax (liabilities) assets	246,503	1,292,698
Valuation allowance	$ (246,503)	$ (1,292,698)
	-	-

11. Income Taxes (continued)

The Company has non-capital losses for income tax purposes of approximately $3,365,672, available to reduce future years' taxable income. The benefit of these non-capital losses has not been recognized in the Company's accounts as there is no reasonable assurance such benefit will be realized. If unused, the non-capital losses become no longer available to reduce taxable income after the end of the following taxation years ending:

Year	Non Capital Losses
2009	$ 236,598
2010	274,405
2014	229,883
2015	547,542
2026	310,854
2027	1,007,914
2028	758,476
	$ 3,365,672

Certain events may result in the earlier expiry of the non-capital losses. Management, however, does not anticipate any such events.

12. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted entirely in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2008 and 2007.

13. Financial Instruments

(a) Fair Value

The fair value of financial instruments at November 30, 2008 and 2007 is summarized as follows:

	November 30, 2008		November 30, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Held for trading				
Cash and cash equivalents	$ 332,665	$ 332,665	$ 745,148	$ 745,148
Loans and receivables				
Amounts receivable	$ 128,665	$ 128,665	$ 215,465	$ 215,465
Financial Liabilities				
Other Financial liabilities				
Accounts payable and accrued liabilities	$ 699,933	$ 699,933	$ 234,153	$ 234,153
Current portion of mortgage loan	$ -	$ -	$ 10,705	$ 10,705

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

(b) Financial Risk Management

The Company's activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity risk, and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The maximum credit risk represented by the Company's financial assets is represented by their carrying amounts. The Company deposits the majority of its cash and invests its cash equivalents with high credit quality financial institutions in Canada.

13. Financial Instruments (continued)

(b) **Financial Risk Management**, continued

Currency risk

The Company operates in Canada and transacts business with foreign vendors and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The Company had the following balances in foreign currencies at November 30, 2008:

	US Dollar
Cash	USD $ 859
Equivalent in Canadian dollars	$ 1,062

Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term to maturity.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial liabilities. The Company manages liquidity by maintaining adequate cash and cash equivalents balances.

14. Commitments

In 2006, the Company entered into a three-year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payment required under the agreement is $39,722 in 2009.

15. Supplementary Cash flow information

Non-cash operating, financing, and investing activities were conducted by the Company during fiscal year 2008 and 2007 as follows:

	2008	2007
Operating activities		
Accounts payable for deferred exploration costs	$ 489,014	$ 123,517
Financing activities		
Issuance of common shares as finder's fee	$ 46,000	4,221
Investing activities		
Accounts payable for deferred exploration costs	$ (489,014)	$ (123,517)
Other supplementary cash flow information:		
Cash paid for interest charges	$ 1,149	$ 4,608
Cash paid for income taxes	$ -	$ -

16. Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"). The TSX-V's policies impose certain minimum capital requirements upon the Company. Due to current market conditions, the TSX-V is granting temporary relief from certain policy requirements on a case by case basis to listed issuers which are facing conditions of immediate or imminent financial hardship. The temporary relief period will expire September 30, 2009. The Company has applied to the TSX-V subsequent to year-end to request temporary relief from the minimum six month working capital requirement.

17. Subsequent Events

Subsequent to November 30, 2008, the following occurred:

(a) the Company sold its house in Yellowknife for $405,000. The gain from the sale of the house is approximately $223,000;

(b) the Company signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000 and will provide 500 hours of technical support at a price of $50,000 prepaid;

(c) the Company signed an exploration and option agreement on 73 of its CH claims in the Northwest Territories. Kennecott Canada Exploration Inc. must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company; and

(d) 1,065,000 stock options expired unexercised.

GGL DIAMOND CORP.

CORPORATE INFORMATION AS OF MARCH 23, 2009

Head Office

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Telephone: (604) 688-0546
Fax: (604) 688-0378
Web site: www.ggldiamond.ca

Board of Directors

William Boden
Nick DeMare
J. Graham Eacott
Raymond A. Hrkac
William Meyer

Officers

Raymond A. Hrkac, President & CEO
Nick DeMare, Secretary & CFO
Jurgen T. Lau, Assistant Secretary
Donna L. Ornstein, Assistant Secretary

Listing information

TSX Venture Exchange Inc.
Tier 2
Symbol: GGL

GGL Diamond Corp. has an exemption under rule 12g 3-2(b) of the U.S. Securities and Exchange Act

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, BC
V6C 3B9

Auditors

D+H Group LLP
Chartered Accountants
10th Floor, 1333 West Broadway
Vancouver, BC V6H 4C1

General Counsel

Davis LLP
Barristers & Solicitors
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7